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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                SCHEDULE 14D-9/A

                                 Amendment No. 1

          Solicitation/Recommendation Statement under Section 14(d)(4)

                     of the Securities Exchange Act of 1934


                  METRIC PARTNERS GROWTH SUITE INVESTORS, L.P.,
                        a California Limited Partnership
                            (Name of Subject Company)


                  METRIC PARTNERS GROWTH SUITE INVESTORS, L.P.
                        a California Limited Partnership
                     (Name(s) of Person(s) Filing Statement)


                       LIMITED PARTNERSHIP ASSIGNEE UNITS

                         (Title of Class of Securities)


                                   59159T 10 1

                      (CUSIP Number of Class of Securities)


                                 Herman Howerton
                            SSR Realty Advisors, Inc.
                        One California Street, Suite 1400
                             San Francisco, CA 94111
                        Telephone Number: (415) 678-2000

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)


                                 With a copy to:

              Crosby, Heafey, Roach & May Professional Corporation
                          Attention: Kenneth J. Philpot
                       Two Embarcadero Center, Suite 2000
                             San Francisco, CA 94111
                        Telephone Number: (415) 543-8700

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer
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         This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on August 6, 2002 (the "Schedule 14D-9") by Metric Partners Growth Suite Investors, L.P., a California Limited Partnership (the "Partnership"), relating to the tender offer by Equity Resources Arlington Fund, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner, and Equity Resources Group, Inc., its manager (collectively the "Purchaser"), to purchase 8,990 Units of the Partnership, at $20.00 for each Unit, net to the seller in cash, less the amounts of any distributions declared or paid from any source by the Partnership with respect to the Units after July 24, 2002 (without regard to the record date), upon the terms and conditions set forth in an Offer to Purchase and related Agreement of Sale which were attached as Exhibits to the Tender Offer Statement on Schedule TO (the "Schedule TO") dated July 24, 2002, as amended by Amendment No. 1 to Schedule TO dated August 8, 2002 (as amended the Schedule TO is referred to as "Amended Schedule TO"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

         Item 2 is hereby amended by adding the following at the end thereof:

         The Purchaser filed Amendment No. 1 to Schedule TO on August 8, 2002, and filed an amended form of Agreement of Sale pursuant thereto.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         Item 4 is hereby amended and restated in its entirety as follows:

         The Partnership is not making a recommendation and is expressing no opinion and is remaining neutral with respect to the Offer. The Partnership believes that holders of the Units should consult with their own personal financial advisors about this decision.

         In addition, the Partnership hereby advises that in order to comply with the provisions of Section 12.3 of the Limited Partnership Agreement which provides in part:

         "Notwithstanding any provisions of this Paragraph 12 or Paragraph 13 to the contrary, no transfer or assignment of any Unit, or any fraction thereof, may be made if the Managing General Partner reasonably believes, in accordance with advice from Counsel, that such transfer or assignment could ... (iii) cause the Partnership to be classified as a publicly traded partnership for federal income tax purposes, ... ,"

the Partnership shall not transfer any Units, which when combined with prior transfers during 2002, would exceed in the aggregate 5% of the number of Units currently outstanding. Through August 1, 2002, 0.42% of the Units have been transferred in 2002.

         If following the consummation of the Offer the Purchaser tenders for transfer Units in a number in excess of the number which may be transferred by the Partnership in 2002 without exceeding the 5% limit described above, the Partnership will not be able to process all of the requested transfers.


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         In connection with the foregoing, the Managing General Partner notes that because the Partnership is no longer actively conducting business operations and has never previously been classified as a publicly traded partnership, there may be no material adverse income tax consequence if more than 5% of the number of Units are transferred and the Partnership is classified as a publicly traded partnership. The Managing General Partner, therefore, is reviewing the costs, risks and benefits of amending the Limited Partnership Agreement to remove the restriction set forth in clause (iii) of Section 12.3 of the Limited Partnership Agreement. Such an amendment would effectively allow transfers of Units without regard to the 5% limit described above or whether transfers would cause classification as a publicly traded partnership. The Managing General Partner will set forth its conclusions in a subsequent Partnership Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission.

         The Partnership may also request any information from the Purchaser needed to ensure compliance with the terms of the Limited Partnership Agreement and any applicable requirements.

         The Partnership suggests that the Unit holders also consider the following in making a decision as to whether to tender Units in the Offer.

         The Partnership has recently become aware that on August 5, 2002, Peachtree Partners (Ira Gaines/Barry Zemel) ("Peachtree Partners") made an offer to purchase Units of the Partnership at a price of $29.00 per Unit for up to a total of 4.9% of the total Units outstanding, including the number of Units already owned by Peachtree Partners (the "Peachtree Offer"). The contract price offered by Peachtree Partners is to be reduced by a one time $75.00 transfer fee and the amount of all distributions, from any source whatsoever, paid or going to be paid to the holders of Units after August 5, 2002. The offer made by Peachtree Partners was made pursuant to an Offer to Purchase Limited Partnership Interests by Peachtree Partners dated 08/05/02 and an accompanying Assignment Form and Limited Power of Attorney (collectively the "Peachtree Offer Documents").

         The Peachtree Offer Documents provide that the offer expires September 9, 2002 although Peachtree Partners reserved the right to terminate or amend the Peachtree Offer without notice. As the Peachtree offer is for an amount of Units which would not cause Peachtree Partners to beneficially own more than 5% of the Units, Peachtree Partners was not required to file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission.

         Under applicable securities laws, the Partnership is required to notify its Unit holders of the Partnership's views regarding the Peachtree Offer.

         The Partnership is not making a recommendation and is expressing no opinion and is remaining neutral with respect to the Peachtree Offer. The Partnership believes that holders of the Units should consult with their own personal financial advisors about this decision.

         Due to the provisions of Section 12.3(iii) of the Limited Partnership Agreement described above if, following the consummation of the Peachtree Partners Offer, Peachtree Partners tenders for transfer Units in a number in excess of the number which may be transferred by the Partnership in 2002 without exceeding the 5% limit described above, the Partnership will not be


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able to process all of the requested transfers.

         There is no formal, liquid market where Units are traded on a regular basis. Rather resales of Units occur only periodically in an informal, "secondary" market. The desirability of the Offer or the Peachtree Offer to any particular Unit holder may differ greatly depending on such Unit holder's financial, tax, and other individual circumstances. The Partnership suggests that Unit holders also consider the following facts in making a decision as to whether to tender Units:

         - Units were originally marketed for sale between April 1988 and June 1989 at $1,000 per Unit. There are currently 59,924 Units outstanding.

         - Through August 1, 2002, investors have received cash distributions ranging from $696 to $789 per original $1,000 investment Unit, depending on the individual investors' date of acceptance into the Partnership. These distributions have included a total of $395 per original $1,000 investment Unit in proceeds from the sale of the Partnership's hotels.

         - Completed resale transactions known to the Partnership from January 1, 2002 through August 1, 2002 have ranged from $10.00 to $300.00, with a simple average price of $104.69, representing 252 Units, or 0.42% of the outstanding Units. The knowledge of the Partnership on these transactions is based solely on the books and records of the Transfer Agent.

         - The Partnership remains involved in a number of legal proceedings involving disputes and claims relating to transactions and contracts between the Partnership and affiliates of the companies that at one time managed certain of the Partnership's hotels. The Partnership cannot be dissolved until these legal proceedings have been resolved, nor can a prediction be made as to when these matters will finally be concluded.

         In connection with one of these legal proceedings involving claims by GP Credit Co. LLC against the Partnership, its Managing General Partner and certain affiliates of the Managing General Partner, and certain current and former employees of an affiliate of the Managing General Partner, and a class of all the limited partners of the Partnership, all non-limited partner defendants were served in March and April, 2002 and answers have been filed on their behalf. The court set a trial date of March 3, 2003, but subsequently vacated the trial date. The court set a case management conference for November 22, 2002.

         - As stated above, the Partnership will not be able to transfer in 2002 Units tendered in connection with the Offer and the Peachtree Offer once the aggregate number of Units transferred in 2002 reaches 5% of the outstanding Units.

         - Pursuant to the terms of the Limited Partnership Agreement, immediately prior to the liquidation of the Partnership, and if certain distribution levels to the holders of Units are not met, the General Partners of the Partnership may be obligated to return all or a portion of the cumulative amounts received by the General Partners in distributions. At June 30, 2002, such amount was approximately $917,000 and the Partnership believes circumstances will be such that the General Partners will be required to re-contribute this amount prior to the liquidation of the Partnership.


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         - The Partnership received a proposal from Kenneth E. Nelson on August
12, 2002, pursuant to which Mr. Nelson offered to present a tender offer for a majority of the Units at $65 per Unit in cash. According to the proposal, the limited partners who tendered Units would also receive a release of claims previously asserted against them on a purported class basis by a party affiliated with Mr. Nelson in a lawsuit pending in San Francisco Superior Court, San Francisco, California.

         Mr. Nelson's proposal was conditioned on the General Partners recommending to the limited partners (should Mr. Nelson make a tender offer) that his tender offer be accepted. It also contained certain conditions with which the Managing General Partner could not comply. One of those conditions in Mr. Nelson's proposal was that the General Partners agree (should Mr. Nelson make a tender offer) that the General Partners would transfer or permit to be transferred Units tendered to Mr. Nelson even if the amount of such transfers in a calendar year would exceed five percent (5%) of the Units outstanding. In addition, Mr. Nelson's proposal relates to a tender offer for a majority of the Units. Sections 12.3(ii) and 12.3(iii) of the Limited Partnership Agreement preclude the Managing General Partner from recognizing any transfer of Units that could either "result in a termination of the Partnership for tax purposes" (which would occur if a majority of the Units were tendered to Mr. Nelson) or "cause the Partnership to be classified as a publicly traded partnership for federal income tax purposes" (which could occur if more than 5% of the Units were transferred in one calendar year). Accordingly, without a formal amendment to the Limited Partnership Agreement, the General Partners could not agree to Mr. Nelson's proposal.

         Accordingly, the Managing General Partner, on behalf of the Partnership, advised Mr. Nelson by letter dated August 16, 2002 that the Managing General Partner rejected his proposal.

         As disclosed above in this Item 4, the Managing General Partner has noted that there may be no material adverse income tax consequence if the Partnership is classified as a publicly traded partnership. That may also be the case if the Partnership were to be terminated "for tax purposes." Accordingly, the Managing General Partner is reviewing the costs, risks and benefits of amending the Limited Partnership Agreement to remove either or both of these restrictions which are set forth in Section 12.3 of the Limited Partnership Agreement.

         Mr. Nelson also indicated in his proposal letter that he would seek to be elected the general partner of the Partnership if he made a tender offer and was successful in acquiring a majority in interest of the Units.

         Kenneth E. Nelson is one of the principals of the parties who are adverse to the Partnership, the Managing General Partner, certain of its affiliates and others in a series of litigations pending in the state courts of California, Tennessee and Wisconsin. These litigations all arise out of a disputed settlement in which Mr. Nelson was to sell to the Partnership the land underlying a hotel then leased by the Partnership from an entity controlled by Mr. Nelson. The Managing General Partner has reason to believe that Mr. Nelson's proposed plan for a tender offer may be connected with his efforts to resolve the litigations on terms favorable to the parties with whom he is affiliated. The information contained in "Item 1 - Legal Proceedings" of Part II of the Partnership's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 is


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incorporated herein by reference for a description of the pending litigations.

         Further, the Managing General Partner is unable to predict if Mr. Nelson would choose to pursue a tender offer, and what price and other consideration he might choose to offer, should the Limited Partnership Agreement be amended to allow a transfer of Units under the terms he has proposed.

         To the knowledge of the Partnership, no executive officer, director, affiliate or subsidiary of the Partnership currently intends to tender Units in the Offer or the Peachtree Offer or sell any Units of the Partnership that are held of record or beneficially by that person.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Item 7 is hereby amended by adding the following at the end thereof:

         As indicated in Item 4 above, the Partnership was contacted by Kenneth
E. Nelson with respect to a proposal and the Managing General Partner responded as described above. In addition, as described in Item 4 above, up of 4.9% of the Units of the Partnership (less the number of Units already owned by Peachtree Partners) are also subject to a purchase offer from Peachtree Partners.

ITEM 9.  EXHIBITS

         The second exhibit listed in Item 9 is hereby amended and restated in its entirety as follows:

Exhibit Number            Description

(a)(2) Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed on May 15, 2002, is incorporated herein by reference.

      Item 9 is hereby further amended by adding the following exhibit:

Exhibit Number            Description

(a)(4)                    Letter of Transmittal, dated August 20, 2002.


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 20, 2002            METRIC PARTNERS GROWTH SUITE INVESTORS, L.P.,
                                    a California Limited Partnership

                                           By: Metric Realty,
                                                 an Illinois general partnership
                                                 its Managing General Partner

                                               By: SSR Realty Advisors, Inc.,
                                                    a Delaware corporation
                                                    its Managing General Partner

                                                   By: /s/ Herman H. Howerton
                                                       Herman H. Howerton
                                                          its Managing Director,
                                                                 General Counsel


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